UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2003

Commission File Number 333-78481

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

creo

2003 Third Quarter
June 30, 2003

2003

Report to Shareholders

TO OUR SHAREHOLDERS

For the 2003 third quarter, revenue was $143.5 million, up 9 percent from the same quarter last year. Overall product revenue was constant while service and consumables revenue increased compared to the prior quarter.

Revenue in the Americas region was $52.6 million this quarter down 4.5% sequentially due to the general economic conditions and uncertainty in the U.S. market. Revenue in the Americas decreased 3.9% from the same period last year.

Revenue in the EMEA region was $58.3 million this quarter up 4.1% sequentially due to the strengthened euro and greater consumables revenue. This is the second consecutive quarter where the EMEA region has had higher revenue than the Americas region. EMEA improved by 29.2% compared to the same period last year.

Revenue in the Asia-Pacific region was $19.0 million this quarter, an increase of 16.6% sequentially due to increased product revenue. Asia-Pacific increased by 17.5% compared to the same period last year.

Revenue in the OEM and Other segment decreased 3.4% to $13.6 million over the prior quarter and 13.5% compared to the same period last year. A reduction in revenue from the sale of thermal heads for digital offset presses was partially offset by additional revenue from the new production planning software group selling the former ScenicSoft, Inc. ("ScenicSoft") products and by increases in OEM licensing fees.

Creo recorded GAAP net earnings of $2.8 million or 5 cents per diluted share compared to a loss of $2.8 million or 6 cents per share in the 2002 third quarter and a loss of $1.2 million or 2 cents per share in the prior quarter.

Adjusted earnings were $3.6 million or 7 cents per diluted share compared to $0.6 million or 1 cent per diluted share in the 2002 third quarter. Adjusted earnings increased 24.8% from $2.9 million or 6 cents per diluted share in the prior quarter.

Adjusted earnings is a non-GAAP measure that excludes equity loss on investment, restructuring and business integration costs, intangible assets amortization and their tax effects. Further information and a full reconciliation are provided later in this report.

Net operating expenses of $62.9 million were similar to the prior quarter and included approximately $1.0 million of severance costs from cost reduction activities and an increase of more than $2.5 million due to foreign exchange changes compared to the 2003 second quarter. Comparing year-over-year, net operating expenses increased 6.2% but were lower as a percentage of revenue.

1 | 2003 Third Quarter Report to Shareholders

We have achieved good results from our cost reduction activities through the last year without limiting our growth opportunities or our ability to serve our customers. We have successfully driven out approximately $4.5 million per quarter from our cost structure. There are four main elements to this cost reduction program:

  the consolidation of our North American back office and overhead functions to Vancouver;
  the transfer of our inkjet engineering and manufacturing to Vancouver;
  reductions in information technology, travel, and marketing expenses as well as the elimination or scaling of some R&D programs; and
  disciplined integration of ScenicSoft to ensure it was accretive to adjusted earnings ahead of schedule.

Over the last year changes in currency exchange rates have added approximately $5 million in quarterly net operating costs for our Canadian, European and Israeli operations. Without the changes in our cost structure over the last year, reducing expenses by approximately $4.5 million per quarter, our net operating expenses would have been much higher under current conditions. We have worked hard to control our expenses through targeted program over the last year, and we are committed to finding additional opportunities to reduce expenses through the balance of the fiscal year.

Since last quarter we have seen increased activity in our packaging business. We have always been the dominant vendor in the offset folding carton market, where our VLF CTP devices are the standard. Recently, we have gained ground in the market for flexographic equipment for packaging printers. In April we introduced a new large format flexographic plate imager with sleeve capability and in July we won an award from the Graphic Arts Technical Foundation for Hyperflex™ screening - a unique technology that allows flexographic printing deliver better highlight detail. That is Creo's ninth GATF Intertech award, honoring excellence in innovative technology.

Another type of printing method that is used by packaging printers is gravure. In the gravure process, ink is carried in small indentations on the surface of a metal cylinder. Gravure allows for very long run lengths, especially on thin or rough paper, and vivid reproduction of graphic images. Even with these advantages, the cost and complexity of making the metal cylinders, limited detail when printing text and fine lines, and the variability of the process are distinct challenges for printers using gravure.

2 | 2003 Third Quarter Report to Shareholders

Creo has been working with a Japanese company called Think Laboratory on a new gravure technology, by which a thermal resist on top of the gravure cylinder is imaged using our thermal squarespot® imaging technology, and then the exposed area on the metal cylinder is etched to the right depth. There are some important advantages to this process. We reduce the time and labor needed to prepare the cylinders, solve the variability problem and ensure high-resolution text and fine lines. More recently, we have been working with Acigraf Graphic Equipments Srl to put together a complete digital gravure system from end-to-end.

We have seen continued success in the newspaper segment, and estimate that our North American market share continues at more than 50%. We now have more than 170 Trendsetter® NEWS CTP devices installed worldwide. We have also had success with the Trendsetter NEWS CTP in non-newspaper applications, like book printing, specialty publications, retail inserts and coupons. It is the fastest thermal machine on the market, making up to 200 plates per hour, and the image quality and process stability is more than enough for many commercial print applications.

Late last year we announced a partnership with NEC Engineering Ltd. ("NECE") in Japan for a machine specifically suited to the size and resolution of the Japanese newspaper market. That partnership continues very well - we expect to ship an additional five units to NECE this quarter. The quality advantage of Staccato® and the reliability of the Creo engines are very appealing in the Japanese market.

Since we introduced our consumables strategy nearly two years ago, the percentage of North American sales bundling equipment and consumables has increased to about 30% of commercial sales. That has helped support our competitiveness and move more of the market into thermal CTP devices. We continue to develop our consumables strategy. Our goal is to increase the supply of competitively priced thermal plates to support effective bundling and thus protect and improve Creo's margins and build market share. We expect that new suppliers, in conjunction with our existing partners, will substantially improve our bundling ability and help us continue to increase the proportion of deals where Creo is providing a complete solution.

Creo has a great track record of delivering highly reliable systems that give printers competitive differentiation together with cost savings and proven payback. We are seeing that the competitive imperative to invest has been increasing. This industry must continue to invest to bring down operating costs and provide the highest quality product to the print buyer. Those trends all support the future growth of Creo.

3 | 2003 Third Quarter Report to Shareholders

We would like to thank the Creo investors for their continued support, our employees for their dedication and innovation, and our loyal customers for partnering with us in creating mutual success.
Amos Michelson Mark Dance Chief Executive Officer Chief Financial Officer and Chief Operating Officer

Summary of Financial Results (in thousands of U.S. dollars)

	Three months ended		Three months ended	Nine months ended
	Jun 30 2003	Jun 30 2002	Mar 31 2003	Jun 30 2003	Jun 30 2002

Revenue	$ 143,534	$ 131,767	$ 141,463	$ 427,773	$ 401,419
GAAP net earnings (loss)	$ 2,782	$ (2,750)	$ (1,178)	$ 3,117	$ (24,881)
GAAP net earnings (loss) per diluted share	$ 0.05	$ (0.06)	$ (0.02)	$ 0.06	$ (0.50)
Adjusted earnings (loss)	$ 3,622	$ 628	$ 2,903	$ 8,944	$ (2,739)
Adjusted earnings (loss) per diluted share	$ 0.07	$ 0.01	$ 0.06	$ 0.18	$ (0.06)

4 | 2003 Third Quarter Report to Shareholders

MANAGEMENT'S DISCUSSION AND ANALYSIS

All financial figures in United States ("U.S.") dollars unless noted otherwise.

The following discussion and analysis covers the interim consolidated financial statements of Creo Inc. ("Creo" or the "Company"), for the three-month period ended June 30, 2003 and should be read in conjunction with the Management Discussion and Analysis section on pages 17-27 in the Company's 2002 Annual Report.

OVERVIEW

Founded in 1983, Creo is a developer and manufacturer of digital solutions for the graphic arts industry. We manufacture more than 300 products for commercial and publication printers, packaging converters, prepress tradeshops, newspaper printers and for creative professionals. Major products include computer-to-film and computer-to-plate devices; workflow management software; color and copydot scanning systems; professional digital camera backs; and inkjet and halftone digital proofers. Creo is also an original equipment manufacture ("OEM") supplier of on-press imaging technology and color servers for high-speed, print-on-demand digital printers.

Based in Vancouver, Canada, Creo has sales, distribution, and regional support centers in the U.S., Belgium, Hong Kong, and Japan as well as manufacturing and product development facilities in Canada, the U.S. and Israel.

We segment our financial results into the following economic units: the Americas; EMEA (Europe, the Middle East and Africa); Asia-Pacific; and OEM & Other. The Americas region includes sales, distribution, and regional support for Canada, the U.S., Mexico, and Central and South America. This region is headquartered in Boston, Massachusetts and employs approximately 850 people. There are 11 Creo subsidiaries in our EMEA region, as well as a network of dealers and distributors. Headquartered in Waterloo, Belgium, the EMEA region employs a team of approximately 650. Our Asia-Pacific segment is based in Hong Kong and Tokyo, where 300 employees distribute Creo products and provide customer support through 19 offices serving over 20 markets in Asia-Pacific, including Japan. The OEM & Other segment comprises the rest of our operations. This includes royalties, products and services from our OEM businesses in Canada and Israel, other sales and corporate operations.

The bulk of our revenue comes from the sales and support of complete computer-to-plate systems, including output devices, workflow software, peripherals and service. We also have a substantial recurring revenue stream from the sale of ink and media for digital proofers. We sell and support our products through both direct and indirect sales organizations. The direct sales organization is responsible for sales worldwide of most

5 | 2003 Third Quarter Report to Shareholders

products. Indirect sales channels include dealers and distributors. In the Americas, nearly all of our sales are made through direct channels, while over half our sales are through direct channels in EMEA and Asia-Pacific.

ABOUT OUR ADJUSTED RESULTS

In addition to results in accordance with generally accepted accounting principles ("GAAP"), Creo discloses non-GAAP measures of adjusted earnings and adjusted earnings per share as a method to evaluate the Company's operating performance. Creo management uses these methods as a measure of enterprise-wide performance. These non-GAAP measures should not be considered a substitute for measurements required by accounting principles generally accepted in the United States or Canada such as net earnings and earnings per share. Management believes that these non-GAAP metrics provide additional information allowing comparability regarding Creo's ongoing operating performance and the items excluded are considered to be non-operational and/or non-recurring. The adjusted results may exclude the effects of acquisition-related charges (e.g. restructuring costs, business integration costs and the amortization of intangible assets), non-recurring charges (e.g. royalty arrangements and write-downs of goodwill and intangible assets), non-operational charges (e.g. equity accounting related to investments), and the related earnings tax effects. These non-GAAP measures are not necessarily comparable to non-GAAP information provided by other issuers. A reconciliation of the adjusted information to Canadian GAAP information is provided later in this report on page 9.

Although Creo management will continue to use adjusted metrics to measure enterprise-wide performance, Creo has decided to begin reporting only GAAP results. This change will be implemented in the 2004 first fiscal quarter. The Company will provide adjusted earnings results for the 2003 fourth fiscal quarter.

6 | 2003 Third Quarter Report to Shareholders

RESULTS OF OPERATIONS

The following comparison is based on the adjusted results for the third fiscal quarter ended June 30, 2003 compared to the second fiscal quarter ended March 31, 2003, reported in thousands of U.S. dollars, except per share amounts.

Revenue
	Three months ended			Percentage of total revenue
	Jun 30 2003	Change	Mar 31 2003	Jun 30 2003	Jun 30 2003

Product	$ 87,694	(0.1)%	$ 87,755	61.1%	62.0%
Service	43,694	2.7%	42,555	30.4%	30.1%
Consumables	12,146	8.9%	11,153	8.5%	7.9%

	$ 143,534	1.5%	$ 141,463	100.0%	100.0%

Total revenue of $143.5 million for the 2003 third quarter increased by 1.5% from $141.5 million in the prior quarter. Overall product revenue was constant while service and consumables increased sequentially. Total revenue increased by approximately $2.8 million from the increased strength of the euro versus the U.S. dollar compared to the prior quarter.

Product revenue of $87.7 million was comparable to $87.8 million in the 2003 second quarter. Service revenue increased 2.7% to $43.7 million from $42.6 million in the prior quarter due to improved time and materials billing in the Americas. Consumables revenue increased 8.9% to $12.1 million compared to $11.2 million in the 2003 second quarter due primarily to the foreign exchange impact of the strengthened euro.

Gross profit and gross margin
Three months ended
	Jun 30 2003	Change	Mar 31 2003

Gross profit	$ 64,862	1.8%	$ 63,714

Gross margin	$ 45.2%	0.4%	$ 45.0%

Gross profit increased 1.8% to $64.9 million in the 2003 third quarter compared to $63.7 million in prior quarter. Gross margin increased by 20 basis points to 45.2% this quarter. Higher gross margin resulted from increased OEM royalties received compared to the prior quarter, but were offset by increases in manufacturing overhead resulting from the increased strength in the Canadian dollar. Across our economic regions, gross margin was generally stable with a slight increase in the Asia-Pacific economic region.

7 | 2003 Third Quarter Report to Shareholders

Operating expenses, net
	Three months ended			Percentage of total revenue
	Jun 30 2003	Change	Mar 31 2003	Jun 30 2003	Mar 31 2003

Research and development, net	$ 20,520	7.4%	$ 19,115	14.3%	13.5%
Sales and marketing	27,434	5.7%	25,963	19.1%	18.4%
General and administration	14,965	(13.8)%	17,352	10.4%	12.3%

	62,919	0.8%	62,430	43.8%	44.1%

Net operating expenses (excluding other income, business integration and restructuring costs and intangible assets amortization) were slightly higher at $62.9 million this quarter compared to $62.4 million in the prior quarter. Net research and development and sales and marketing expenses increased sequentially while general and administration expenses declined. Net operating expenses in our Canadian, European and Israeli operations increased by more than $2.0 million due to foreign exchange effects. In addition this quarter's net operating expenses included approximately $1.0 million of severance costs related to our cost reduction activities.

Net research and development expenses increased 7.4% to $20.5 million for the 2003 third quarter compared to $19.1 million in the prior quarter owing to comparatively lower external funding from partners and government sources, severance costs and the negative impact of foreign exchange in our Canadian and Israeli development facilities.

Sales and marketing expenses increased 5.7% to $27.4 million in the 2003 third quarter from $26.0 million incurred in the prior quarter due to severance costs from our ongoing cost reduction activities and the negative impact from the strengthened euro and Canadian dollar. This quarter's sales and marketing expenses also included a one-time expense of $0.4 million for the donation of a very large format ("VLF") CTP device to the Rochester Institute of Technology, a leading graphic arts industry technical school.

General and administration expenses decreased 13.8% to $15.0 million for the 2003 third quarter compared to $17.4 million in the prior quarter. General and administrative expenses this quarter decreased as a result of the reversal of legal accruals, reductions in information technology expenses and a comparatively lower provision level for doubtful accounts than the average over the last four quarters.

8 | 2003 Third Quarter Report to Shareholders

Reconciliation of net operating expenses to total GAAP operating expenses

	Three months ended
	Jun 30 2003	Change	Mar 31 2003

Research and development, net	$ 20,520	7.4%	$ 19,115
Sales and marketing	27,434	5.7%	25,963
General and administration	14,965	(13.8)%	17,352

Net operating expense	62,919	0.8%	62,430
Other income	(2,731)	11.5%	(2,450)
Restructuring	-	(100.0)%	2,122
Business integration costs	156	(33.9)%	236
Intangible assets amortization	707	0.1%	706

Total GAAP operating expense	$ 61,051	(3.2)%	$ 63,044

Other income

	Three months ended			Percentage of total revenue
	Jun 30 2003	Change	Mar 31 2003	Jun 30 2003	Mar 31 2003

Other income	$ (2,731)	11.5%	$ (2,450)	(1.9) %	(1.7) %

Other income consists mainly of interest income and expense, gains and losses on foreign currency transactions and other financial charges. In addition to the recurring quarterly interest income of $0.8 million from Printcafe Software, Inc. ("Printcafe"), other income in the 2003 third quarter included the gain realized on the donation of the VLF CTP device to the Rochester Institute of Technology noted above.

Income tax

The Company's effective tax rate was 23% for the 2003 third quarter and is consistent with the prior quarter.

Adjusted earnings

Adjusted earnings (after tax) for the 2003 third quarter increased by $0.7 million to $3.6 million compared to $2.9 million in the prior quarter. Improved gross profit on higher total revenue and higher financial income from foreign currency exchange gains on non-U.S. dollar denominated net assets increased adjusted earnings.

Adjusted earnings per share

The share capital used to calculate the adjusted earnings (loss) per share is as follows:

	Three months ended Jun 30		Three months ended Mar 31	Nine months ended Jun 30
	2003	2002	2003	2003	2002

Adjusted earnings (loss)	$ 3,622,000	$ 628,000	$ 2,903,000	$ 8,944,000	$ (2,739,000)

Basic shares outstanding	49,794,785	49,741,701	49,792,478	49,778,577	49,454,314
Plus: dilutive securities	837,400	228,287	727,959	605,576	-

Dilutive shares outstanding	50,632,185	49,969,988	50,520,437	50,384,153	49,454,314

Basic earnings (loss) per share	$ 0.07	$ 0.01	$ 0.06	$ 0.18	$ (0.06)

Diluted earnings (loss) per share	$ 0.07	$ 0.01	$ 0.06	$ 0.18	$ (0.06)

There are 476,190 shares included in dilutive securities, on the assumption that the promissory note issued in connection with the ScenicSoft acquisition is converted to shares.

9 | 2003 Third Quarter Report to Shareholders

Statements of Adjusted Earnings (Loss)

	Three months ended		Three months ended	Nine months ended
	Jun 30 2003 (unaudited)	Jun 30 2002 (unaudited)	Mar 31 2003 (unaudited)	Jun 30 2003 (unaudited)	Jun 30 2002 (unaudited)

Revenue	$ 143,534	$ 131,767	$ 141,463	$ 427,773	$ 401,419
Cost of sales	78,672	73,169	77,749	236,143	229,365

Gross profit	64,862	58,598	63,714	191,630	172,054
Research and development, net	20,520	17,899	19,115	58,342	54,697
Sales and marketing	27,434	23,851	25,963	78,837	72,342
General and administration	14,965	17,496	17,352	49,669	51,784
Other income	(2,731)	(1,433)	(2,450)	(6,727)	(3,347)

Adjusted operating earnings (loss)	4,674	785	3,734	11,509	(3,422)
Income tax expense (recovery)	1,052	157	831	2,565	(683)

Adjusted earnings (loss)	$ 3,622	$ 628	$ 2,903	$ 8,944	$ (2,739)

Adjusted earnings (loss) per share - basic	$ 0.07	$ 0.01	$ 0.06	$ 0.18	$ (0.06)

Adjusted earnings (loss) per share - diluted	$ 0.07	$ 0.01	$ 0.06	$ 0.18	$ (0.06)

GAAP earnings (loss) reconciliation
	Three months ended		Three months ended	Nine months ended
	Jun 30 2003 (unaudited)	Jun 30 2002 (unaudited)	Mar 31 2003 (unaudited)	Jun 30 2003 (unaudited)	Jun 30 2002 (unaudited)

Earnings (loss) under GAAP	$ 2,782	$ (2,750)	$ (1,178)	$ 3,117	$ (24,881)
Restructuring (1)	-	4,198	2,122	2,122	7,485
Business integration costs (2)	156	256	236	605	524
Intangible assets amortization (3)	707	103	706	1,950	205
Equity loss on investments (4)	322	470	2,343	3,040	470
Royalty arrangement (5)	-	-	-	-	15,846
Tax related to reconciling items	(345)	(1,649)	(1,326)	(1,890)	(2,388)

Adjusted earnings (loss)	3,622	628	2,903	8,944	(2,739)

The adjusted earnings (loss) include the effect of:

(1) Restructuring costs are expenses incurred in the consolidation of our American sales back office and Iris inkjet proofing group to Vancouver and the subsequent consolidation of the remaining facilities in Bedford, MA.

(2) Business integration costs are costs associated with the global Enterprise Resource Planning system currently being implemented in the Company.

(3) Intangible assets amortization is a non-cash charge that relates primarily to the intellectual property acquired from ScenicSoft in the 2003 first quarter.

(4) Equity loss on investments is a non-cash charge that results from the accounting of our investment in Printcafe under the equity method.

(5) The royalty arrangement is an agreement signed in the 2002 second quarter for the fixed repayment over five years of royalties to the Office of the Chief Scientist in the Government of Industry and Trade relating to grants received for research and development.

10 | 2003 Third Quarter Report to Shareholders

RESULTS OF OPERATIONS

The following analysis is based on operating results for the three and nine months ended June 30, 2003 compared to the same respective periods in the preceding year as reported under Canadian generally accepted accounting principles ("GAAP").

Revenue

	Three months ended			Percentage of total revenue
	Jun 30 2003	Change	Jun 30 2002	Jun 30 2003	Jun 30 2002

Product	$ 87,694	6.2%	$ 82,596	61.1%	62.7%
Service	43,694	13.8%	38,389	30.4%	29.1%
Consumables	12,146	12.7%	10,782	8.5%	8.2%

	$ 143,534	8.9%	$ 131,767	100.0%	100.0%

	Nine months ended			Percentage of total revenue
	Jun 30 2003	Change	Jun 30 2002	Jun 30 2003	Jun 30 2002

Product	$ 266,292	6.8%	$ 249,432	62.2%	62.1%
Service	125,990	6.2%	118,687	29.5%	29.6%
Consumables	35,491	6.6%	33,300	8.3%	8.3%

	$ 427,773	6.6%	$ 401,419	100.0%	100.0%

Total revenue for the 2003 third quarter increased 8.9% to $143.5 million from $131.8 million in the 2002 third quarter due to higher product, service and consumables revenue and a positive currency impact from the strengthened euro. Increased sales and a positive currency impact from the strengthened euro increased total revenue 6.6% to $427.8 million for the nine-month period ended June 30, 2003 from $401.4 million in the same period ended June 30, 2002.

Revenue by economic region
	Three months ended			Percentage of total revenue
	Jun 30 2003	Change	Jun 30 2002	Jun 30 2003	Jun 30 2002

Americas	$ 52,624	(3.9)%	$ 54,758	36.7%	41.6%
EMEA	58,294	29.2%	45,108	40.6%	34.2%
Asia-Pacific	19,041	17.5%	16,201	13.2%	12.3%
OEM and Other	13,575	(13.5)%	15,700	9.5%	11.9%

	$ 143,534	8.9%	$ 131,767	100.0%	100.0%

	Nine months ended			Percentage of total revenue
	Jun 30 2003	Change	Jun 30 2002	Jun 30 2003	Jun 30 2002

Americas	$ 163,827	0.1%	$ 163,725	38.3%	40.8%
EMEA	163,866	19.2%	137,447	38.3%	34.2%
Asia-Pacific	52,411	9.0%	48,065	12.3%	12.0%
OEM and Other	47,669	(8.6)%	52,182	11.1%	13.0%

	$ 427,773	6.6%	$ 401,419	100.0%	100.0%

11 | 2003 Third Quarter Report to Shareholders

The Americas

Revenue in the Americas economic region decreased 3.9% to $52.6 million this quarter compared to $54.8 million in the 2002 third quarter. Increased service and consumables revenue was offset by reduced product revenue compared to the prior year. For the nine-month period ended June 30, 2003, revenue in the Americas was consistent at $163.8 million compared to $163.7 million in the nine-month period in the prior year.

Europe Middle East Africa (EMEA)

Revenue in the EMEA economic region increased 29.2% to $58.3 million in the 2003 third quarter from $45.1 million in the 2002 third quarter due to the favorable foreign currency impact of the euro and more product revenue. For the nine-month period ended June 30, 2003, revenue in EMEA increased by 19.2% to $163.9 million from $137.4 million in the comparable period in the prior year particularly owing to higher product revenue. The 2003 nine-month period results also benefited from the favorable foreign currency impact of the euro.

Asia-Pacific (including Japan)

Revenue in the Asia-Pacific economic region increased 17.5% to $19.0 million for the third quarter ended June 30, 2003 from $16.2 million in the same period in the prior year. For the nine-month period ended June 30, 2003, revenue in Asia-Pacific increased by 9.0% to $52.4 million from $48.1 million in the nine-month period ended June 30, 2002. Total revenue improved for both the three and nine-month periods as a result of more product revenue compared to the prior year.

OEM and Other

Revenue in the OEM and Other segment decreased 13.5% to $13.6 million for the 2003 third quarter from $15.7 million in the 2002 third quarter. For the nine-month period ended June 30, 2003, revenue in the OEM and Other segment decreased by 8.6% to $47.7 million from $52.2 million in same period ended June 30, 2002. In both the three and nine-month periods, a reduction in revenue from the sale of thermal heads for digital offset presses and other OEM business was partially offset by additional revenue from the production planning software group selling former ScenicSoft products.

12 | 2003 Third Quarter Report to Shareholders

Gross profit and gross margin
Three months ended
	Jun 30 2003	Change	Jun 30 2002

Gross profit	$ 64,862	10.7%	$ 58,598

Gross margin	$ 45.2%	1.6%	$ 44.5%

Nine months ended
	Jun 30 2003	Change	Jun 30 2002

Gross profit	$ 191,630	11.4%	$ 172,054

Gross margin	$ 44.8%	4.4%	$ 42.9%

Gross profit increased 10.7% to $64.9 million this quarter from $58.6 million in the 2002 third quarter. For the nine-month period ended June 30, 2003, gross profit increased 11.4% to $191.6 million compared to $172.1 million for the same period in the prior year. In both the three and nine-month periods, gross profit was higher due to increased total revenue partially offset by higher service costs in EMEA from the strengthened euro.

Gross margins were 45.2% and 44.5% for the three-month periods ended June 30, 2003 and 2002 respectively. For the nine months ended June 30, 2003 and 2002 gross margins were 44.8% and 42.9% respectively. The margin improvement for both the three and nine-month periods is attributable to more product revenue offset by euro-denominated service cost increases due to exchange rate changes.

Operating expenses, net
	Three months ended			Percentage of total revenue
	Jun 30 2003	Change	Jun 30 2002	Jun 30 2003	Jun 30 2002

Research and development, net	$ 20,520	14.6%	$ 17,899	14.3%	13.6%
Sales and marketing	27,434	15.0%	23,851	19.1%	18.1%
General and administration	14,965	(14.5)%	17,496	10.4%	13.3%

	$ 62,919	6.2%	$ 59,246	43.8%	45.0%

	Nine months ended			Percentage of total revenue
	Jun 30 2003	Change	Jun 30 2002	Jun 30 2003	Jun 30 2002

Research and development, net	$ 58,342	6.7%	$ 54,697	13.6%	13.6%
Sales and marketing	78,837	9.0%	72,342	18.4%	18.0%
General and administration	49,669	(4.1)%	51,784	11.6%	12.9%

	$ 186,848	4.5%	$ 178,823	43.7%	44.5%

Net operating expenses (excluding other income, business integration and restructuring costs and intangible assets amortization) increased 6.2% to $62.9 million in the 2003 third quarter compared to $59.2 million in the 2002 third quarter. For the nine-month period ended June 30, 2003, net operating costs (excluding other income, business integration and restructuring costs and intangible assets amortization) increased by 4.5% to $186.8 million from $178.8 million in the nine-month period ended June 30, 2002. For

13 | 2003 Third Quarter Report to Shareholders

both the three and nine-month periods net operating expenses increased as a result of the impact of exchange rate changes on expenses denominated in the euro and Canadian dollar, the inclusion of the production planning software group resulting from the acquisition of ScenicSoft, increased severance costs and higher employee expense after restoring salaries to market rates following one year of reduced compensation. These increases were substantially offset by cost reduction activities.

Net research and development expenses for the three months ended June 30, 2003 were $20.5 million up 14.6% from $17.9 million in the third quarter of the prior year. For the nine-month period ended June 30, 2003, net research and development expenses increased 6.7% to $58.3 million from $54.7 million in the nine-month period in the prior year. The exchange rate impact on euro and Canadian dollar denominated operating expenses, the addition of the production planning software business from the acquisition of ScenicSoft, and restored salaries were offset partially by increased third-party and government funding in both the three and nine-month periods.

Sales and marketing expenses for the three months ended June 30, 2003 increased 15.0% to $27.4 million compared to $23.9 million in the same period in the prior year. For the nine-month period ended June 30, 2003, sales and marketing expenses increased 9.0% to $78.8 million from $72.3 million in the nine-month period in the prior year. The expense for the equipment donation to RIT, restored salaries, severance costs related to further consolidation in the Americas, and higher direct sales expenses increased sales and marketing expenses in the three and nine-month periods ended June 30, 2003 compared to the prior year. Both periods were also affected by the exchange rate impact on euro-denominated operating expenses.

General and administration expenses for the three months ended June 30, 2003 decreased 14.5% to $15.0 million compared to $17.5 million in the 2002 third quarter. General and administration expenses for the nine months ended June 30, 2003 declined 4.1% at $49.7 million compared to $51.8 million in the same period in the prior year. Restored salaries and the impact of euro-denominated expenses were entirely offset by significantly reduced IT costs and the completed consolidation of our Iris proofing business and Americas back office operation from Boston to Vancouver in both the three and nine-month periods. For the three-month period, lower provisions for doubtful accounts in the Americas also significantly offset costs compared to the prior year.

14 | 2003 Third Quarter Report to Shareholders

Reconciliation of net operating expenses to total GAAP operating expenses

	Three months ended		Nine months ended
	Jun 30 2003	Jun 30 2002	Jun 30 2003	Jun 30 2002

Net operating expenses	$ 62,919	$ 59,246	$ 186,848	$ 178,823
Other income	(2,731)	(1,433)	(6,727)	(3,347)
Restructuring	-	4,198	2,122	7,485
Business integration costs	156	256	605	524
Intangible assets amortization	707	103	1,950	205
Royalty arrangement	-	-	-	15,846

Total operating expenses	$ 61,051	$ 62,370	$ 184,798	$ 199,536

Other income

	Three months ended			Percentage of total revenue
	Jun 30 2003	Change	Jun 30 2002	Jun 30 2003	Jun 30 2002

Other income	$ (2,731)	90.6%	$ (1,433)	(1.9) %	(1.1) %

	Nine months ended			Percentage of total revenue
	Jun 30 2003	Change	Jun 30 2002	Jun 30 2003	Jun 30 2002

Other income	$ (6,727)	101.0%	$ (3,347)	(1.6) %	(0.8) %

Other income consists mainly of interest income and expense, gains and losses on foreign currency transactions and other financial charges. Other income in the three-month period ended June 30, 2003 included the recurring quarterly interest income of $0.8 million from Printcafe and foreign exchange losses and gains from non-U.S. dollar denominated assets and liabilities. In addition to the recurring quarterly interest income of $0.8 million from Printcafe, other income in the nine months ended June 30, 2003 included several non-recurring financial income amounts from the second quarter of fiscal 2003. This included a non-recurring foreign exchange gain which was recognized upon confirmation of the impending receipt of an outstanding German withholding tax receivable. The German receivable was denominated in euros and the gain reflects the impact from the strengthened euro. Financial income was offset by accruals for payments to Scitex. These payments were incurred as a part of the settlement of shared service costs and contracts since the purchase of the Scitex prepress business by Creo in April 2000. Both periods included the gain in the third quarter of fiscal 2003 from the donation of the VLF CTP device to the Rochester Institute of Technology noted above.

15 | 2003 Third Quarter Report to Shareholders

Other charges
	Three months ended		Nine months ended
	Jun 30 2003	Jun 30 2002	Jun 30 2003	Jun 30 2002

Restructuring	$ -	$ 4,198	$ 2,122	$ 7,485
Business integration costs	156	256	605	524
Intangible assets amortization	707	103	1,950	205
Equity loss on investments	322	470	3,040	470
Royalty arrangement	-	-	-	15,846

Restructuring costs of $2.1 million recorded in the nine-month period ended June 30, 2003 resulted from the consolidation of facilities in Bedford, MA. The higher than expected vacancy rates reduced sublease income which was expected to offset rental expenses for the vacated properties. There were no comparable restructuring costs in the three-month period ended June 30, 2003. The Company recorded $4.2 million and $7.5 million in restructuring costs in the three-month and nine-month periods ended June 30, 2002 respectively.

Business integration costs for the three-month period ended June 30, 2003 and 2002 were $0.2 million and $0.3 million respectively. For the nine-month period ended June 30, 2003 and 2002, these costs were $0.6 million and $0.5 million respectively. Business integration expenses incurred in fiscal 2003 relate to costs associated with the global Enterprise Resource Planning system currently being implemented in the Company.

Intangible assets amortization for the three-month period ended June 30, 2003 was $0.7 million compared to $0.1 million in the three-month period ended June 30, 2002. For the nine-month period ended June 30, 2003 and 2002, intangible assets amortization was $2.0 million and $0.2 million respectively. Intangible assets amortization increased compared to prior year due to the amortization of intellectual property acquired from ScenicSoft in the 2003 first quarter.

Equity loss on investments results from the accounting of our investment in Printcafe under the equity method effective January 2, 2002. As a result, we are required to record a proportionate share of Printcafe's earnings or losses as equity income or loss. Equity loss on investments for the three-month periods ended June 30, 2003 and 2002 was $0.3 million and $0.5 million respectively. For the nine-month period ended June 30, 2003 equity loss on investments was $3.0 million compared to $0.5 million in the nine-month period ended June 30, 2002.

16 | 2003 Third Quarter Report to Shareholders

Income tax

For the three months ended June 30, 2003, we recorded income tax expense of $0.7 million compared to an income tax recovery of $1.5 million for the same period last year. The tax expense for the three-month period is due to increased income before taxes and equity loss as compared to a loss before taxes and equity loss on investments recorded in the prior year.

For the nine months ended June 30, 2003, we recorded income tax expense $0.7 million compared to an income tax recovery $3.1 million for the same period last year. The tax expense is due to increased income before taxes and equity loss on investments as compared to a loss before taxes and equity loss on investment for the same period last year.

Financial condition

Accounts receivable, as at June 30, 2003 was $122.7 million as compared to $121.4 million as at March 31, 2003 and $120.0 million as at June 30, 2002. The strengthened euro increased accounts receivable compared to the prior quarter and the prior year's quarter. Excluding the foreign currency impact, accounts receivable was reduced from the prior quarter. Days sales outstanding or "DSO" was 77 days versus 77 days in the prior quarter and 82 days as June 30, 2002.

Other receivables, as at June 30, 2003 was $24.8 million as compared to $53.6 million as at March 31, 2003 and $29.2 million as at June 30, 2002. The receipt of an outstanding German withholding tax receivable of approximately $10.6 million and receipt of $18.8 million from a note receivable due from Scitex reduced other receivables this quarter compared to March 31, 2003.

Inventories, as at June 30, 2003 were $98.9 million as compared to $95.0 million as at March 31, 2003 and $92.6 million as at June 30, 2002. This represents an increase of $3.9 million since March 31, 2003 due primarily to the foreign exchange impact of the strengthening euro and Canadian dollar and an increase of $6.3 million since June 30, 2002 primarily due to similar foreign exchange factors.

Liquidity and capital resources

As at June 30, 2003, Creo had $161.6 million in working capital, $77.2 million in cash and cash equivalents and $15.1 million in short-term debt as compared to $153.0 million working capital, $62.3 million in cash and cash equivalents, and $16.9 million in short term debt at March 31, 2003. The changes in working capital and cash were due to the receipt of the German withholding tax receivable, the receipt of the Scitex note receivable

17 | 2003 Third Quarter Report to Shareholders

and decreased trade payables. As at June 30, 2002, Creo had $130.6 million in working capital, $62.9 million in cash and cash equivalents and $19.3 million in short-term debt. The increase in cash compared to the same period in the prior year is due to increased profitability in the intervening period and lower levels of cash used in investments.

For the three months ended June 30, 2003, cash used by operations was $0.8 million, as compared to $0.5 million used for the three months ended March 31, 2003 and $21.2 million of cash provided by operations for the same period in the prior year. Compared to the prior quarter, cash from operating income and changes in working capital were relatively consistent, and resulted in a slight increase in cash used by operations this quarter. Compared to the same period in the prior year, cash provided by operations decreased due primarily to the timing of accounts payable and accrued liabilities payments, and lower receipts of customer prepayments. For the nine months ended June 30, 2003, cash provided by the Company's operations generated $5.9 million, as compared to $27.0 million for the same period last year. Despite significant improvements in operating profitability compared to the same period in the prior year, cash provided by operations decreased. This was due to lower reductions in accounts receivable and the timing of accounts payable and accrued liabilities payments.

For the three months ended June 30, 2003, cash from investing activities was $15.9 million as compared to cash used of $6.6 million for the three months ended March 31, 2003 and cash from investing activities of $6.4 million for the same period in the preceding year. Increased cash from investing compared to both the prior quarter and the comparable quarter in the prior year was due to reduced capital expenditures and the receipt of the Scitex note receivable. For the nine months ended June 30, 2003, cash used in investing activities decreased $27.4 million to $0.3 million from $27.7 million for the same period in the preceding year. This was due the receipt of the Scitex note receivable offsetting capital expenditures made year-to-date, and a reduction in the net cash invested in Printcafe compared the prior year.

Cash used by financing activities was $1.0 million for the three months ended June 30, 2003 compared to $0.8 million for the three months ended March 31, 2003 and $0.8 million provided by financing activities for the same period in the prior year. For the nine months ended June 30, 2003, cash used by financing activities was $0.9 million as compared to $4.5 million provided by financing in the same period last year. Cash used in financing activities increased compared to the prior quarter and year due to a significant decrease in stock options exercised by employees and a payment made to repay a portion of the short-term debt owed by Creo Japan Inc.

18 | 2003 Third Quarter Report to Shareholders

Commitments

In January 2002, we entered into an agreement for the fixed repayment of royalties to the Office of the Chief Scientist in the Government of Israel's Ministry of Industry and Trade relating to grants received for research and development. In 2003 third quarter, we repaid approximately $2.4 million of these royalties.

Subsequent events

In the 2003 fourth quarter we repaid the balance of short-term debt or approximately $15.1 million owing in Creo Japan.

Share capital

As at June 30, 2003, Creo had 49,806,187 common shares and 10,322,444 options outstanding. The share capital used to calculate the earnings (loss) per share amounts is as follows:

	Three months ended Jun 30		Nine months ended Jun 30
	2003	2002	2003	2002

Diluted - Canadian GAAP
Net earnings (loss)	$ 2,782,000	$ (2,750,000)	$ 3,117,000	$ (24,881,000)

Basic shares outstanding	49,794,785	49,741,701	49,778,577	49,454,314
Plus: dilutive securities	837,400	-	605,576	-

Dilutive shares outstanding	50,632,185	49,741,701	50,384,153	49,454,314

Basic earnings (loss) per share	$ 0.06	$ (0.06)	$ 0.06	$ (0.50)

Diluted earnings (loss) per share	$ 0.05	$ (0.06)	$ 0.06	$ (0.50)

	Three months ended Jun 30		Nine months ended Jun 30
	2003	2002	2003	2002

Diluted - U.S. GAAP
Net earnings (loss)	$ 2,420,000	$ (3,215,000)	$ 2,025,000	$ (36,806,000)

Basic shares outstanding	49,794,785	49,741,701	49,778,577	49,454,314
Plus: dilutive securities	837,400	-	605,576	-

Dilutive shares outstanding	50,632,185	49,741,701	50,384,153	49,454,314

Basic earnings (loss) per share	$ 0.05	$ (0.06)	$ 0.04	$ (0.74)

Diluted earnings (loss) per share	$ 0.05	$ (0.06)	$ 0.04	$ (0.74)

There are 476,190 shares included in dilutive securities, on the assumption that the promissory note issued in connection with the ScenicSoft acquisition is converted to shares.

19 | 2003 Third Quarter Report to Shareholders

Creo Inc.

Consolidated Balance Sheets

(in thousands of U.S. dollars)
	June 30 2003 (unaudited)	March 31 2003 (unaudited)	September 30 2002 (audited)

Assets

Current assets
Cash and cash equivalents	$ 77,179	$ 62,326	$ 70,671
Accounts receivable	122,724	121,459	117,989
Other receivables	24,839	53,619	30,974
Inventories	98,949	95,031	91,799
Income taxes receivable	13,318	12,823	5,073
Future income taxes	14,082	13,945	16,919

	351,091	359,203	333,425
Investments	12,212	11,699	11,625
Capital assets, net	109,737	111,306	109,939
Intangible assets, net	11,962	12,669	1,791
Other assets	4,434	4,210	22,341
Future income taxes	23,778	22,105	16,084

	$ 513,214	$ 521,192	$ 495,205

Liabilities

Current liabilities
Short-term debt	$ 15,069	$ 16,923	$ 16,440
Accounts payable	50,287	55,673	54,505
Accrued and other liabilities	65,037	66,094	66,726
Future income taxes	3,050	3,294	1,200
Deferred revenue and credits	56,026	64,266	53,441

	189,469	206,250	192,312
Long-term liabilities	18,437	16,771	14,136
Future income taxes	6,473	5,146	4,812

	214,379	228,167	211,260

Shareholders' Equity

Share capital	696,500	696,420	696,193
Contributed surplus (note 3)	5,983	5,925	2,060
Cumulative translation adjustment	11,968	9,078	4,425
Deficit	(415,616)	(418,398)	(418,733)

Total shareholders' equity	298,835	293,025	283,945

	$ 513,214	$ 521,192	$ 495,205

   See Notes to the Consolidated Financial Statements

20 | 2003 Third Quarter Report to Shareholders

Creo Inc.

Consolidated Statements of Operations and Deficit

(in thousands of U.S. dollars except per share amounts)
	Three months ended June 30		Nine months ended June 30
	2003 (unaudited)	2002 (unaudited)	2003 (unaudited)	2002 (unaudited)

Revenue
Product	$ 87,694	$ 82,596	$ 266,292	$ 249,432
Service	43,694	38,389	125,990	118,687
Consumables	12,146	10,782	35,491	33,300

	143,534	131,767	427,773	401,419
Cost of sales	78,672	73,169	236,143	229,365

Gross profit	64,862	58,598	191,630	172,054

Research and development, net	20,520	17,899	58,342	54,697
Sales and marketing	27,434	23,851	78,837	72,342
General and administration	14,965	17,496	49,669	51,784
Other income	(2,731)	(1,433)	(6,727)	(3,347)
Restructuring (note 4)	-	4,198	2,122	7,485
Business integration costs	156	256	605	524
Intangible assets amortization	707	103	1,950	205
Royalty arrangement	-	-	-	15,846

	61,051	62,370	184,798	199,536

Earnings (loss) before income taxes	3,811	(3,772)	6,832	(27,482)
Income tax expense (recovery)	707	(1,492)	675	(3,071)
Equity loss	322	470	3,040	470

Net earnings (loss)	$ 2,782	$ (2,750)	$ 3,117	$ (24,881)

Earnings (loss) per common share

Basic, Canadian GAAP	$ 0.06	$ (0.06)	$ 0.06	$ (0.50)

Diluted, Canadian GAAP	$ 0.05	$ (0.06)	$ 0.06	$ (0.50)

Deficit, beginning of period	$ (418,398)	$ (416,562)	$ (418,733)	$ (394,431)
Net earnings (loss)	2,782	(2,750)	3,117	(24,881)

Deficit, end of period	$ (415,616)	$ (419,312)	$ (415,616)	$ (419,312)

          See Notes to the Consolidated Financial Statements

21 | 2003 Third Quarter Report to Shareholders

Creo Inc.

Consolidated Statements of Cash Flows

(in thousands of U.S. dollars)
	Three months ended June 30		Nine months ended June 30
	2003 (unaudited)	2002 (unaudited)	2003 (unaudited)	2002 (unaudited)

Cash provided by (used in) operations:
Net earnings (loss)	$ 2,782	$ (2,750)	$ 3,117	$ (24,881)
Items not affecting cash:
Amortization	6,438	5,202	18,378	15,987
Royalty arrangement	-	-	-	15,846
Restructuring	-	3,901	2,122	3,901
Equity loss	322	470	3,040	470
Future income taxes	(727)	(7,256)	(3,566)	(12,082)
Other	(1,141)	1,164	(1,956)	(364)

	7,674	731	21,135	(1,123)

Changes in non-cash working capital:
Accounts receivable	1,159	5,514	3,191	25,554
Other receivables	12,075	731	9,152	(1,715)
Inventories	(3,689)	(593)	(5,526)	9,353
Accounts payable	(5,753)	272	(5,474)	(6,810)
Accrued and other liabilities	(2,242)	4,763	(6,788)	2,066
Income taxes	(495)	2,431	(8,495)	(1,494)
Deferred revenue and credits	(9,497)	7,400	(1,298)	1,148

	(8,442)	20,518	(15,238)	28,102

	(768)	21,249	5,897	26,979

Cash provided by (used in) investing:
Purchase of intangible assets	-	-	-	(2,100)
Investments	(136)	11,650	(2,128)	(11,977)
Repayment of promissory note	18,760	-	18,760	-
Acquisition, net of cash acquired	-	-	(4,700)	-
Purchase of capital assets	(2,676)	(4,960)	(12,597)	(14,897)
Proceeds from sale of capital assets	194	47	700	387
Other	(224)	(373)	(290)	906

	15,918	6,364	(255)	(27,681)
Cash provided (used in) by financing:
Proceeds from shares issued	80	489	307	4,219
Decrease in short-term debt	(1,680)	-	(1,680)	-
Increase in long-term liabilities	650	275	509	275

	(950)	764	(864)	4,494
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	53	1,236	1,730	(1,130)

Increase in cash and cash equivalents	14,853	29,613	6,508	2,662
Cash and cash equivalents, beginning of period	62,326	33,290	70,671	60,241

Cash and cash equivalents, end of period	$ 77,179	$ 62,903	$ 77,179	$ 62,903

Supplementary information:
Taxes paid	$ (542)	$ (1,752)	$ 869	$ 1,321
Interest paid	$ 64	$ 38	$ 161	$ 164
Non-cash transactions:
Royalty arrangement	$ -	$ -	$ -	$ 21,500
Convertible note issued for acquisition	$ -	$ -	$ 3,808	$ -
Exercise of options issued on acquisition	$ -	$ -	$ -	$ -

See Notes to the Interim Consolidated Financial Statements

22 | 2003 Third Quarter Report to Shareholders

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars)

  Basis of presentation

These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes included in the Company's 2002 Annual Report. The accompanying financial information does not include all disclosures required under generally accepted accounting principles because certain information included in the Company's 2002 Annual Report has not been included. The accompanying financial information reflects all normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods.

The significant accounting policies used in preparing these consolidated financial statements are consistent with those used in preparing the Company's consolidated financial statements for the year ended September 30, 2002, except as described in notes 2, 3 and 6 appearing below. Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

  Guarantees

  On January 1, 2003, the Company adopted the provisions of the Canadian Institute of Chartered Accountants Accounting Guideline AcG-14, which requires disclosure of guarantees. The Company has entered into various guarantee arrangements as follows:

  Standby letters of credit and performance guarantees represent irrevocable assurances that the Company will make payments in event that a customer cannot meet its obligations to a third-party financial institution. The Company has issued such guarantees on some customer transactions through its Hong Kong subsidiary. In event of a customer default the terms of the agreement requires the subsidiary to satisfy the unpaid portion of the obligation. In most cases, the guarantee is limited to the lesser of 50% of the total obligation and the remaining unpaid portion of the obligation. The total amount remaining under the guarantees as at June 30, 2003 is approximately $851 and is included in accrued liabilities. The only recourse available on these guarantees would be legal or administrative collection efforts directed against the customer.

  23 | 2003 Third Quarter Report to Shareholders

  Acquisition

  On October 24, 2002, the Company acquired 100% of the outstanding common shares of ScenicSoft, Inc. (subsequently renamed Creo Seattle, Inc., "Creo Seattle"). Creo Seattle develops and markets software for the publishing and printing industries and is headquartered in Lynnwood, Washington, U.S. The results of Creo Seattle have been included in the consolidated financial statements since the acquisition date.

  The purchase price of $9,466 consisted of cash, convertible promissory notes and assumption of liabilities. $4,000 of the purchase price is payable one year after the close of the transaction and is represented by unsecured, non-interest bearing, convertible promissory notes of the Company. The convertible promissory notes have been recorded as part of contributed surplus. The Company may convert the notes into common shares of the Company at the average closing price of the Company's common shares for the ten days prior to October 24, 2003, the one-year anniversary of the closing of the transaction.

  The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:
As at October 24, 2002:
Current assets	$ 1,165
Capital assets, net	462
Other assets	37
Intangible assets	12,091

Total assets acquired	13,755
Current liabilities	2,505
Long-term liabilities	1,976

Total liabilities assumed	4,481

Net assets acquired	$ 9,274

  The Company obtained third-party valuations and assigned the purchase price to its acquired intangible assets as follows:
Acquired technology	$ 10,944
Trademarks	519
Customer database	628

$ 12,091

  All of the intangible assets are subject to amortization and are being amortized over five years.

  Restructuring

During the second quarter of 2003, the Company recorded restructuring expenses of $2,122 representing a change in the Company's estimate of expected costs to close excess facilities in North America.

24 | 2003 Third Quarter Report to Shareholders

5. Investment

On January 22, 2003 the Company purchased approximately 1.5 million shares of Printcafe Software, Inc. ("Printcafe") common stock at a purchase price of $1.30 per share, increasing the Company's ownership in Printcafe to approximately 45%.

On June 11, 2003, Creo's ownership in Printcafe decreased to approximately 37% as a result of the exercise of dilutive Printcafe options by a third party.

6. Stock-based compensation

During the three months ended June 30, 2003, 2,108,854 stock options were granted to employees of the Company. No compensation cost has been recognized for such grants of options as the exercise price is equal to the market price on the date of the grant. If compensation cost for the Company's employee stock options issued since the beginning of the fiscal year had been determined using the fair value method of accounting for stock-based compensation, the Company would have recorded expenses of $980 and $1,077 or $0.02 per share for the three and nine months ended June 30, 2003 respectively.

The following weighted average assumptions would have been applied to the Black-Scholes option pricing model at the date of the grants:

	Three months ended June 30, 2003	Nine months ended June 30, 2003

Dividend yield	nil	nil
Risk-free interest rate	3.96%	3.76%
Expected option life	5 years	5 years
Expected volatility	54.7%	67.3%

25 | 2003 Third Quarter Report to Shareholders

7. Segmented information

The following tables present the Company's results by segment:

Three months ended June 30, 2003 (unaudited):
	Americas	EMEA	Asia-Pacific	OEM and Other	Total

External revenues	$ 52,624	$ 58,294	$ 19,041	$ 13,575	$ 143,534
Segment contribution	10,259	14,265	5,117	(27,698)	1,943
Reconciliation to net earnings:
Segment contribution					$ 1,943
Financial income					2,731
Other					(1,185)
Income tax expense					(707)

Net earnings					$ 2,782

Three months ended June 30, 2002 (unaudited):
	Americas	EMEA	Asia-Pacific	OEM and Other	Total

External revenues	$ 54,758	$ 45,108	$ 16,201	$ 15,700	$ 131,767
Segment contribution	11,280	8,253	2,952	(23,133)	(648)
Reconciliation to net loss:
Segment contribution					$ (648)
Financial income					1,433
Other					(5,027)
Income tax recovery					1,492

Net loss					$ (2,750)

Nine months ended June 30, 2003 (unaudited):
	Americas	EMEA	Asia-Pacific	OEM and Other	Total

External revenues	$ 163,827	$ 163,866	$ 52,411	$ 47,669	$ 427,773
Segment contribution	32,692	36,771	8,667	(73,348)	4,782
Reconciliation to net earnings:
Segment contribution					$ 4,782
Financial income					6,727
Other					(7,717)
Income tax expense					(675)

Net earnings					$ 3,117

Nine months ended June 30, 2002 (unaudited):
	Americas	EMEA	Asia-Pacific	OEM and Other	Total

External revenues	$ 163,725	$ 137,447	$ 48,065	$ 52,182	$ 401,419
Segment contribution	31,981	26,803	9,726	(75,279)	(6,769)
Reconciliation to net loss:
Segment contribution					$ (6,769)
Financial income					3,347
Other					(24,530)
Income tax recovery					3,071

Net loss					$ (24,881)

26 | 2003 Third Quarter Report to Shareholders

8. Differences between Canadian and United States accounting principles and practices

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

Under U.S. GAAP, the Company has elected to continue to apply the guidance set out in "Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee share options. Under APB 25 if the exercise price of the Company's employee share option is below the market value of the underlying share on the date of grant, APB 25 requires a stock compensation cost to be recognized.

The effect of these differences is as follows:
Three months ended June 30

	2003 unaudited	2002 unaudited

Net earnings (loss) under Canadian GAAP	$ 2,782	$ (2,750)
Stock option compensation	(362)	(465)

Net earnings (loss) under U.S. GAAP	$ 2,420	$ (3,215)

Earnings (loss) per common share

Basic and diluted	$ 0.05	$ (0.06)

Nine months ended June 30

	2003 unaudited	2002 unaudited

Net earnings (loss) under Canadian GAAP	$ 3,117	$ (24,881)
Stock option compensation	(1,092)	(11,925)

Net earnings (loss) under U.S. GAAP	$ 2,025	$ (36,806)

Earnings (loss) per common share

Basic and diluted	$ 0.04	$ (0.74)

9. Subsequent events

On July 1, 2003 the Company repaid the balance of short-term debt or approximately $15,069 owed by Creo Japan Inc.

27 | 2003 Third Quarter Report to Shareholders

FORWARD-LOOKING INFORMATIOM

This report contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) technological changes or changes in the competitive environment may adversely affect the products, market share, revenues or margins of the business; (2) changes in general economic, financial or business conditions may adversely affect the business or the markets in which it operates; and (3) new markets and product introductions do not proceed as planned and may adversely affect future revenues. These risks and uncertainties as well as other important risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2002, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this report.

28 | 2003 Third Quarter Report to Shareholders

CORPORATE INFORMATION

Founded in 1983, Creo Inc. (NASDAQ: CREO; TSX: CRE) is a global company with key strengths in imaging and software technology. Based in Vancouver, Canada, Creo has sales, distribution and regional support centers in the U.S., Belgium, Hong Kong, and Japan, as well as manufacturing and product development facilities in Canada, the U.S. and Israel.

Creo is the leading developer, manufacturer, and distributor of digital solutions for the graphic arts industry. Creo manufactures more than 300 products, including computer-to-plate and computer-to-film devices; inkjet and halftone digital proofers; workflow management tools; color and copydot scanning systems; desktop software; variable information workflow systems; and professional digital camerabacks. We are also an OEM supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers.

As the primary agent of change in the industry, Creo is helping customers adopt completely digital production methods, which reduce costs, increase print quality, and allow them to succeed in an increasingly demanding business environment.

To learn more about Creo and to view the latest news releases, please visit our web site at www.creo.com. For additional financial and company information contact Creo investor relations at:

Creo Investor Relations
3700 Gilmore Way
Burnaby, British Columbia
V5G 4M1, Canada
T: +1.604.451.2700
F: +1.604.437.9891

IR@creo.com
www.creo.com/investors

Contact our transfer agent, Computershare Trust Company of Canada, for answers to shareholder inquiries at:

Stock and Bond Transfer Department
510 Burrard Street
Vancouver, British Columbia
V6C 3B9, Canada
T: +1.604.661.9400
F: +1.604.661.1548

29 | 2003 Third Quarter Report to Shareholders

Notes

30 | 2003 Third Quarter Report to Shareholders

31 | 2003 Third Quarter Report to Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Mark Dance, Chief Financial Officer
and Chief Operating Officer

Date: August 14, 2003